Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main Fax	212.407.4000 212.407.4990

June 5, 2012

Mr. Jeffrey Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aquasition Corp. Registration Statement on Form F-1 Filed on April 4, 2012 File No. 333-180571

Dear Mr. Riedler:

On behalf of our client, Aquasition Corp., a Marshall Islands company (the “Company”), we hereby provide responses to comments issued in a letter dated May 1, 2012 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”). Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 1 to the Registration Statement (the “Amended F-1”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the Form F-1.

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Mr. Jeffrey Riedler June 5, 2012 Page 2

General

1.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

COMPANY RESPONSE: The Company acknowledges the Staff’s comment.

2.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

COMPANY RESPONSE: The graphics included in the registration statement are all of the graphics currently intended to be used in the prospectus. Any additional graphics to be used in the prospectus will be filed with the registration statement prior to it being declared effective.

3.	We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

COMPANY RESPONSE: The Company acknowledges the Staff’s comment. Each of the exhibits listed in the exhibit index, other than those exhibits previously provided and the Underwriting Agreement and Unit Purchase Option (which will be filed by amendment), are being provided with the Amended F-1.

4.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•	Describe how and when a company may lose emerging growth company status;

•	A brief description of the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002; and

•	Your election under Section 107(b) of the Act:

o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

Mr. Jeffrey Riedler June 5, 2012 Page 3

o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on the cover page of the prospectus and pages 2, 50, and 68 of the Amended F-1 to provide disclosure relating to the Company’s status as an emerging growth company.

Prospectus Summary

Overview, page 2

5.	We note your disclosure that although your Amended and Restated Articles of Incorporation and by-laws do not limit you to a particular geographic region or industry, you intend to focus on operating businesses and assets in the international maritime transportation, offshore and related maritime services industries, especially those requiring energy commodity transportation or logistics expertise. Please revise your disclosure to clarify whether you are committed to a particular industry of focus, for it seems inconsistent to have detailed disclosure about a specific industry when the company may combine with an entity from any industry.

COMPANY RESPONSE: The Company is not limited to completing an acquisition transaction with a target business in any particular or specific industry; however, based on management’s prior experience and expertise, the Company intends to focus on an acquisition transaction in the maritime services industry. Notwithstanding, the Company is permitted to acquire a target business that represents the best value for shareholders, which may mean acquiring a target outside of the maritime services industry. Accordingly, the Company feels it is appropriate to provide a discussion of the industry in which it will focus to provide stockholders with an understanding of what the Company is likely to acquire. The disclosure on pages 3 and 75 has been revised to clarify this point.

Conflicts of Interest, page 6

6.	Please revise the conflicts of interest disclosure to specifically highlight that you may enter into a business combination with companies affiliated with your officers and directors. Please also disclose that that officers, directors, or entities affiliated with them may purchase a minority interest in an acquisition target and discuss any resulting conflicts of interest that may arise from this scenario.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 6 and 116 of the Amended F-1 to disclose under the headings “Conflicts of Interest” that the Company may acquire a target business affiliated with one of its founders, or that an entity affiliated with the Company’s founders may acquire a minority interest at the time of such acquisition.

Mr. Jeffrey Riedler June 5, 2012 Page 4

7.	We note that your officers and directors are currently employed by other entities and are not obligated to contribute any specific number of hours per week to your affairs. Please revise your disclosure to describe the specific business activities in which your officers and directors are currently involved. In addition, please revise your disclosure to approximate the hours per week or percentage of time that your officers and directors plan to devote to your company. Please revise the first risk factor on page 35 of your prospectus to provide this information as well.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 6, 38 and 116 of the Amended F-1 to indicate that each of the Company’s executive officers has indicated that they intend to devote approximately 40% of their time to the Company’s affairs and that their other endeavors are in the maritime transportation industry. The current business endeavors of the Company’s management are described in detail under the heading “Management — Directors and Executive Officers” which is cross-referenced on pages 6, 39 and 116 of the Amended F-1. Changes to such cross references have been made to clarify the purpose of the cross-references.

Indemnity, page 10

8.	We note that if the company is unable to complete an acquisition transaction and is forced to dissolve and liquidate, its founders, by agreement, will jointly and severally indemnify the company for all claims of the contracted parties. Please revise your disclosure to specifically describe what claims are covered by the indemnity agreement and what claims are excluded. Also, please file the indemnity agreement as an exhibit to the registration statement.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 12, 31, 91 and 123 of the Amended F-1 to clarify that only claims based on agreements that do not include a valid and enforceable waiver of claims against the trust account are covered by the indemnification provided by the Company’s founders, and any claim based on an agreement that includes a valid and enforceable waiver of claims against the trust account will not be covered by such indemnification. The founders’ indemnification obligation is memorialized in paragraph 4 of the Letter Agreement by and among the Company, Lazard Capital Markets LLC and the founders, a form of which is being filed as Exhibit 10.1 with the Amended F-1.

Mr. Jeffrey Riedler June 5, 2012 Page 5

Limited payments to insiders, page 11

9.	We note that you are obligated to repay an $85,650 non-interest bearing loan made by Aqua Investments Corp. Please confirm whether this loan is evidenced by the promissory note that you plan to file as exhibit 10.7 to the registration statement. If there is an underlying loan agreement, please file that agreement as an exhibit to the registration statement as well.

COMPANY RESPONSE: The loan is evidenced by the promissory note being filed as Exhibit 10.7 with the Amended F-1. There is not an underlying loan agreement, and the promissory note is the only agreement governing the loan.

10.	Please file the lease agreement and any other agreements evidencing the $7,500 per month payment for office space, administrative services and secretarial support as exhibits to the registration statement.

COMPANY RESPONSE: The agreement to pay an aggregate of $7,500 per month to Seacrest Shipping Co. Ltd., an agent of Remi Maritime Corp., an affiliate of the Company’s founders, for office space, administrative services and secretarial support will be memorialized in the Services Agreement between the Company and Seacrest Shipping Co. Ltd., a form of which is being filed as Exhibit 10.4 with the Amended F-1. There is not an underlying lease agreement between the Company and Seacrest Shipping Co. Ltd. and the Services Agreement is the only agreement governing these arrangements.

11.	Please revise your disclosure to quantify your reference to “reasonably incurred” out-of-pocket expenses by your officers, directors or any of their respective affiliates. In this regard, please discuss whether there is a maximum amount of out-of-pocket expenses that may be reimbursed.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 12, 42, 114 and 123 of the Amended F-1 to clarify that, while expenses incurred by the Company’s management must be reasonable, there is no maximum amount of out-of-pocket expenses that may be incurred. Prior to a business combination, in accordance with the Investment Management Trust Agreement, the Company will have a limited amount of funds outside of the trust with which to reimburse such out-of-pocket expenses, so the amount that can be reimbursed prior to a business combination is effectively limited by the amount of funds outside of the trust account. If the amount of out-of-pocket expenses incurred by the Company’s management exceeds the funds outside of the trust account, such expenses would need to be reimbursed following a business combination, and the Company has included a risk factor on page 42 of the Amended F-1 to address risks associated with this possible situation, along with existing disclosure on pages 62, 115 and 122.

Mr. Jeffrey Riedler June 5, 2012 Page 6

Limitation on redemption rights of stockholders holding 10% or more..., page 15

12.	We note that if you no longer have FPI status and have to hold a stockholder vote, a public stockholder will be restricted from redeeming its shares with respect to more than an aggregate of 10% of the shares sold in this offering. Please revise your disclosure here and in your related risk factor on page 44 to state whether this 10% threshold can be lowered in any circumstances.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 17, 49 and 101 of the Amended F-1 to disclose that this restriction is included in Article VIII of the Company’s Amended and Restated Articles of Incorporation and cannot be waived or changed without an amendment to the Company’s Amended and Restated Articles of Incorporation.

Risk, page 21

13.	Please revise your disclosure to identify the lines of business or industry focus of the companies with which your officers and directors are affiliated and how this affiliation could result in a conflict of interest for officers and directors. In this regard, please highlight that your officers and directors must present potential acquisition targets to affiliated entities prior to presenting such acquisition targets to the Company. In addition, please disclose that the Company may only proceed with such an acquisition after the entities affiliated with your officers and directors have rejected the opportunity to acquire the acquisition target. Cross-reference to “Management – Conflicts of Interest” is not sufficient.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 22 and 23 of the Amended F-1 to describe the potential conflicts of interest of the Company’s management, in addition to providing cross references to where additional disclosure of such matters may be found.

14.	We note that your risk factors disclose that investors will not be entitled to the protections normally provided to investors in blank check companies. Please disclose the extent of material benefits and protections offered by Rule 419 that investors in your company will not be afforded. Cross-reference to a “Comparison to offerings of blank check companies” is not sufficient.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 23 and 24 of the Amended F-1 to describe the material protections normally provided to investors in blank check companies governed by Rule 419 that are not available to investors in this offering, in addition to providing a cross reference to where additional disclosure on such matters may be found.

Mr. Jeffrey Riedler June 5, 2012 Page 7

Selected Financial and Operating Data, page 22

15.	You disclose at page 8 that the founders’ shares includes 187,500 units subject to forfeiture. In other areas of the Form F-1 you refer to these as 187,500 shares of common stock that are subject to forfeiture. If these are indeed units, please disclose if the underlying securities for the 187,500 units sold to your founders include warrants and as well as common stock. Alternatively, revise your disclosure to consistently refer to these as common stock shares.

COMPANY RESPONSE: The disclosure on page 9 of the Amended F-1 has been revised to make it consistent with the rest of the disclosure, and that the securities originally issued to the founders are founders shares, and not founders units.

Separately, the Company, underwriters and founders have agreed that, in lieu of the placement warrants to be purchased by the founders, the Company will issue units to the founders in a private placement that will occur immediately prior to the completion of this offering. The placement units are identical to the units being offered pursuant to the Amended F-1, except that the warrants included in the placement units have terms equivalent to the terms the placement warrants previously had. Conforming changes have been made throughout the Amended F-1 to reflect this change.

Risk Factors, page 24

We may not be able to consummate an acquisition transaction within..., page 24

16.	We note your disclosure that although $10.20 per share is initially placed in trust, you may incur liabilities which are satisfied from the funds held in trust. Please revise your disclosure in this risk factor to provide a concise discussion identifying the purposes and amounts for which you are permitted to use the trust funds and interest.

COMPANY RESPONSE: The liabilities noted in the disclosure referenced in the Staff’s comment are the possible claims by third parties discussed in the risk factor entitled “If third parties bring claims against us, the proceeds held in the trust account may be reduced and the per share liquidation price received by you will be less than $10.20 per share (or approximately $10.14 per share in the event the over-allotment option is exercised in full).” The Company does not have the ability to remove principal from the trust account to satisfy those liabilities. Changes in response to the Staff’s comment have been made on pages 27 and 28 of the Amended F-1 to provide a concise discussion identifying the purposes and amounts for which the Company is permitted to use the trust funds and interest, and to clarify that if third parties bring claims against the Company that are not subject to a valid and enforceable waiver, the proceeds held in the trust account may be reduced and the per share liquidation price received by investors will be less than $10.20 per share.

Stockholders may be liable for claims of third party creditors to the extent..., page 26

17.	We note your discussion in this risk factor that stockholders could potentially be liable for any claims beyond the third anniversary of such dissolution or the settlement of claims, litigation or proceedings begun prior to or during the three year period. Please revise your risk factor heading to specifically highlight that stockholders’ liability to third parties could extend indefinitely because you do not intend to comply with the liquidation procedures set forth in section 106 of the Marshall Islands Business Corporations Act.

Mr. Jeffrey Riedler June 5, 2012 Page 8

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 29 of the Amended F-1 to clarify in the risk factor heading that any such liability of the Company’s stockholders will likely extend beyond the third anniversary of its dissolution or the settlement of claims, litigation or proceedings begun prior to or during the three year period following such dissolution.

Because we are incorporated under the laws of the Marshall Islands..., page 31

18.	Please ensure that you include a substantive discussion elsewhere in your prospectus that meets the requirements of Rule 101(g) of Regulation S-K. Please ensure that you discuss whether a treaty or reciprocity exists between the United States and the Marshall Islands or other material jurisdictions.

COMPANY RESPONSE: A section entitled “Note on Enforceability of Civil Liabilities” has been added on page 148 of the Amended F-1.

We will not be required to obtain a fairness opinion from an independent ..., page 32

19.	We note that your risk factor discloses that if the company agrees to combine with a company affiliated with its management, an opinion regarding the fairness of the combination is required from an unaffiliated, independent investment banking firm that is a member of FINRA. Please incorporate this information under a separate risk factor with a title specifically highlighting that the Company may acquire a business target from a company affiliated with management.

COMPANY RESPONSE: A risk factor entitled “We may acquire a target business affiliated with our founders, which would create a conflict of interest for any founder that has a direct or indirect financial interest in such target,” has been added on page 38 of the Amended F-1 in response to the Staff’s comment

Certain of our officers and directors may in the future become affiliated..., page 34

20.	We note that some of your officers and directors, for example Mr. Los and Mr. Frangos, are affiliated with Safe Ship Investment Company and Enerpro Ltd., which engages in similar business activities to those intended to be conducted by you. Please revise your disclosure to include a separate risk factor discussing which officers and directors are already affiliated with companies which engage in similar business activities, the names of the companies, and a description of their specific line of business.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 38 of the Amended F-1 to add a risk factor describing the risks resulting from the affiliation of certain officers and directors of the Company with SafeShip Investment Company SICAR. In addition Mr. Sougioultzoglou was recently appointed as a financial consultant to ALMI Group, a Greek-based tanker and dry bulk owner, in connection with ALMI Group’s financing of the acquisition of eight pre-determined liquid natural gas carriers. Disclosure relating to this affiliation and resulting conflict of interest have been added to the new risk factor and elsewhere in the Amended F-1, as applicable.

Mr. Jeffrey Riedler June 5, 2012 Page 9

The Company believes that the scope of targets that Enerpro Ltd. seeks (renewable energy companies and related businesses) is distinct from the scope of targets the Company intends to seek (international maritime transportation, offshore and related maritime services industries). In light of the foregoing and the existing disclosure regarding Enerpro Ltd. under the heading ‘‘Management — Conflicts of Interest’’, the Company does not believe that additional disclosure regarding Enerpro Ltd. is necessary.

Some of our executive officers and directors may remain with us following..., page 34

21.	We note that you intend for at least some of your executive officers and directors to continue to be involved in your management following your initial acquisition transaction. Accordingly, please revise your disclosure to specify these officers and directors and in what capacity they will continue to be involved in your business.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 38 and 115 of the Amended F-1 to clarify that the Company does not have any specific plans regarding which executive officers and directors, if any, will remain involved in the affairs of the Company following an initial acquisition transaction, and to disclose that such determinations will be made at the time such transaction is being structured and negotiated. In addition, the Company discloses that which members of the management team remain with the target business, if any, will be significantly influenced by the target and the management of the target the Company selects.

Certain obligations of our founders are memorialized in agreements..., page 36

22.	Please revise your disclosure to identity the specific agreement which contains each of the obligations you identify in the risk factor.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 40 of the Amended F-1 to indicate in which agreement each of the enumerated obligations is memorialized.

We will probably consummate only one acquisition transaction..., page 38

23.	Please revise your disclosure to include a separate risk factor which discusses the risks associated with simultaneously acquiring several businesses.

COMPANY RESPONSE: A risk factor entitled “If we seek an acquisition transaction with multiple targets, we could face additional burdens and costs with respect to possible multiple negotiations and due diligence investigations, the possibility that the failure to close one such transaction would bringing the fair market value of the initial acquisition transaction below the required threshold of 80% of the balance in the trust account, and the additional risks associated with the subsequent integration of the operations and services or products of the acquisition targets into a single operating business,” has been added on page 43 of the Amended F-1 in response to the Staff’s comment.

Mr. Jeffrey Riedler June 5, 2012 Page 10

The NASDAQ Capital Market may delist our securities, which could limit..., page 39

24.	Please revise your disclosure to identify the principal continued listing requirements and initial listing requirements that you believe your company may be at risk of violating.

COMPANY RESPONSE: As a blank check company, the Company believes it unlikely that it will violate the continued listing rules. However, changes in response to the Staff’s comment have been made on page 43 of the Amended F-1 to include disclosure that the NASDAQ Capital Market may proceed to delist the Company’s securities if, for example, it is unable to file periodic reports on a timely basis, or ceases to have the requisite number of independent directors and is unable to appoint new independent directors within the proscribed cure periods, which the Company believes are typical reasons a company is delisted. While the NASDAQ Capital Market has broad authority to delist securities, the Company believes these are the most likely reasons it may proceed to delist the Company’s securities. Because the Company has not conducted any discussions and it has no plans, arrangements or understandings with any prospective acquisition candidates, it has no basis for distinguishing which initial listing requirements it may be at risk of violating. Accordingly, no disclosure has been added in this regard.

25.	We note that you plan to apply for listing on the NASDAQ Capital Market. If you intend to rely on exchange rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues, please revise this risk factor to disclose this reliance and describe the corporate governance matters affected.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 43 of the Amended F-1 to indicate that the Company intends to meet the NASDAQ Capital Market’s listing standards without making use of the exemptions for foreign private issuers which make the listing standards less stringent than those for U.S. filers, other than the exemption (under NASDAQ Listing Rule 5615) to the requirement (under NASDAQ Listing Rule 5635) to obtain shareholder approval of an acquisition transaction, which exemption the Company plans to utilize.

Our outstanding warrants may adversely affect the market price of our shares..., page 41

26.	Please revise your disclosure in the risk factor to state when the warrants will become exercisable. It appears from the prospectus cover page that they will become exercisable on the later of your consummation of an acquisition transaction or one year from the date of the prospectus.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 46 of the Amended F-1 to disclose that each redeemable warrant entitles the holder to purchase one share of common stock at a price of $11.50 and will become exercisable on the later of the Company’s consummation of an acquisition transaction or one year from the date of the prospectus.

Mr. Jeffrey Riedler June 5, 2012 Page 11

You will not be able to exercise your redeemable warrants if we do not have..., page 42

27.	Please revise your disclosure to discuss the difficulties that may prevent you from maintaining an effective registration statement and current prospectus.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 46 and 129 of the Amended F-1 to disclose that the Company may be unable to have a registration statement in effect covering shares of common stock issuable upon exercise of the redeemable warrants or to maintain a current prospectus relating to such shares of common stock if, for example, it lacks the current financial statements necessary to be included in such registration statement or prospectus.

Description of Securities, page 117

28.	Your discussion under this heading should include all of the information required by Items 10.A and 10.B of Form 20-F. Please discuss, for example, the ability of shareholders to submit proposals for shareholder meetings and discuss any procedures and timelines by which your board may make calls on shareholders for outstanding taxes or fees.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 126 of the Amended F-1 to clarify that a majority of shareholder may request that a special meeting of shareholders be called and that there are no provisions in the Company’s Amended and Restated Articles of Incorporation, bylaws or pursuant to Marshall Islands law to provide for calls by the Company’s board on shareholders for outstanding taxes or fees.

Backup Withholding and Information Reporting, page 138

29.	Please include discussion of the requirements of the Hiring Incentives to Restore Employment Act of 2010.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 146 of the Amended F-1 to disclose that certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in the Company’s securities.

Mr. Jeffrey Riedler June 5, 2012 Page 12

Financial Statements

Note 6 – Commitments, page F-11

30.	Please tell us why management used an “...evaluation of the market cap weighted average historical volatilities of various international maritime shipping companies...” to estimate the volatility of your stock options considering your status as a blank check company. Since you have not commenced operations it does not appear that your business is similar or comparable to companies operating in the international maritime shipping business. Please revise your estimate using an expected volatility assumption that is more reflective of your present operations. Alternatively, tell us why you believe this assumption is representative of the Company’s operations.

COMPANY RESPONSE: The Company acknowledges the Staff’s comment and believes that the use of the weighted average historical volatilities of various international maritime shipping companies is appropriate in the circumstances. The Company believes the unit purchase option should be evaluated based on the expected business of the Company after it completes its initial acquisition transaction for the following reasons:

a.	The unit purchase option cannot be exercised until the Company completes its initial acquisition transaction.

b.	Upon completion of the Company’s initial acquisition transaction the Company expects its operations to be in the international maritime sector.

c.	In the event that the Company does not complete an initial acquisition transaction the unit purchase option will expire unexercised.

d.	The trading prices of similar special purpose acquisition companies is supported by the amount of cash held in the trust account which the Company does not believe is an indicator of the value of the unit purchase option subsequent to the completion of its initial acquisition transaction.

31.	You disclose that you have agreed to pay your legal counsel $75,000 in connection with the proposed public offering upon consummation of your initial acquisition transaction. Please tell us if you have incurred any legal expenses to date and, if so, please accrue the legal expenses incurred to-date or tell us why you do not need to accrue the legal expenses incurred.

COMPANY RESPONSE: The Company acknowledges the Staff’s comment and notes that it has incurred legal fees to date. For the period from January 26, 2012 (date of inception) through March 15, 2012, the Company has incurred approximately $45,000 of legal fees associated with its proposed public offering of which none has been invoiced by the law firm. The Company has recognized the $25,000 retainer payment it paid toward these services as a deferred offering cost in its financial statements as of March 15, 2012. Further, the Company acknowledges the Staff’s question regarding the $75,000 it agreed to pay its legal counsel in connection with the proposed public offering upon consummation of its initial acquisition transaction. This fee is an additional fee associated with the proposed public offering, thereby raising the estimated fee of such services from $150,000 to $225,000. The agreement specifically indicates that the Law firm does not have to provide any further legal services and that this additional fee is only to be paid upon closing of the business combination. The Company has clarified the disclosure on page F-12 to indicate that this is an additional fee associated with the proposed public offering which is contingently payable upon consummating a business combination.

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Mr. Jeffrey Riedler June 5, 2012 Page 13

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP